UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 000-51229 CUSIP Number: 89267T 10 7

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

STRATUM HOLDINGS, INC.
Full Name of Registrant

Tradestar Services, Inc.
Former Name if Applicable

Three Riverway, Suite 1500
Address of Principal Executive Office (Street and Number)

Houston, Texas 77056
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 12, 2008, Stratum Holdings, Inc. (the “Company”) completed the sale of its wholly owned subsidiary, Petroleum Engineers, Inc., which the Company reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2008. That transaction required a significant commitment of time from key personnel , which delayed the Company’s commencement of its audit for the year-ended December 31, 2007. As a result of such delay, the Company was unable to file its annual report on Form 10-KSB for the fiscal year ended December 2007 on or prior to the March 31, 2008 due date. The Company undertakes to file such annual report on Form 10-KSB no later than 15 calendar days following the March 31, 2008 due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	D. Hughes Watler, Jr.	(713)	479-7000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fiscal year ended December 31, 2007, the Company experienced a significant change in results of operations, compared to the fiscal year ended December 31, 2006. As reported in its quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 2007, impairment expense to reduce oil and gas properties to their estimated fair value was $7,000,000 for the year ended December 31, 2007 versus $0 for the year ended December 31, 2006. As of September 30, 2007, the Company recognized a non-cash impairment adjustment in the carrying value of its oil and gas properties in the amount of $7,000,000. This decline in value reflected a continuing downward trend in the Company’s field operations as well as a lack of financial resources to adequately maintain the value of the properties.

Stratum Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

STRATUM HOLDINGS, INC.

Date	March 31, 2008	By	/s/ D. Hughes Watler, Jr.
D. Hughes Watler, Jr.,
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).